UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0167
Washington, D.C. 20549	Expires:	May 31, 2021
FORM 15	Estimated average burden
	hours per response	1.50

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-10658

Micron Technology, Inc.
(Exact name of Issuer as specified in its charter)

8000 South Federal Way, Boise, Idaho 83716-9632 (208) 368-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock Purchase Rights
(Title of each class of securities covered by this Form)

Common Stock, par value $0.10 per share
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Micron Technology, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 15, 2019	By:	/s/ David A. Zinsner
David A. Zinsner
Senior Vice President and Chief Financial Officer